As filed with the Securities and Exchange Commission on September 9, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALEXZA PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	2834	77-0567768
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification No.)

Alexza Pharmaceuticals, Inc.
2091 Stierlin Court
Mountain View, California 94043
(650) 944-7000
(Address, including zip code, and telephone number, including area code, of the Registrant’s principal executive offices)

Thomas B. King
President and Chief Executive Officer
Alexza Pharmaceuticals, Inc.
2091 Stierlin Court
Mountain View, California 94043
(650) 944-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
James C.T. Linfield, Esq.
Brent D. Fassett, Esq.
Cooley Godward Kronish LLP
380 Interlocken Crescent
Suite 900
Broomfield, Colorado 80021
(720) 566-4000

Approximate date of commencement of proposed sale to the public:
From time to time following the effectiveness of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum Offering	Maximum
Title of Each Class of	Amount to be	Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Share (1)	Offering Price (1)	Registration Fee
Common Stock, $.0001 par value	10,000,000	$2.57	$25,700,000.00	$1,434
Common Stock, $.0001 par value, issuable upon the exercise of warrants	5,000,000	$2.57	$12,850,000.00	$717
Total (3)	15,000,000	$2.57	$38,550,000.00	$2,151 (2)

(1)	In accordance with Rule 457(c), this price is estimated solely for purposes of calculating the registration fee and is based upon the average of the high and low sales prices of the common stock as reported on the NASDAQ Global Market on September 2, 2009.

(2)	Pursuant to Rule 457(p) under the Securities Act, the Registrant hereby offsets the total Registration Fee due under this registration statement by the amount of the filing fee associated with the unsold securities from the Registrant’s registration statement on Form S-3, filed with the Commission on March 30, 2007 (SEC File No. 333-141724). The Registrant had registered securities for a maximum aggregate offering price of $19,820,000 on that registration statement. The Registrant has not sold any of the common stock registered therein, leaving a balance of unsold securities with an aggregate offering price of $19,820,000; the associated filing fee of $609.00 for such unsold securities, calculated under Rule 457(o), is hereby used to offset the current Registration Fee due.

(3)	Pursuant to Rule 416 under the Securities Act, the Registrant is also registering such additional indeterminate number of shares as may become necessary to adjust the number of shares as a result of a stock split, stock dividend or similar adjustment of its outstanding common stock.
     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 9, 2009
15,000,000 Shares
Alexza Pharmaceuticals, Inc.
Common Stock

     This prospectus relates to offers and resales or other dispositions by the selling stockholders listed in this prospectus, including their transferees, pledgees or donees or their respective successors, of up to 15,000,000 shares of our common stock, which includes up to 5,000,000 shares of our common stock issuable upon the exercise of warrants. We are registering these shares on behalf of the selling stockholders, to be offered and sold by them from time to time.
     These shares may be sold by the selling stockholders from time to time in the over-the-counter market or on any national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the disposition of these shares by the selling stockholders, other than as a result of the exercise for cash of warrants held by the selling stockholders.
     No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering. The selling stockholders may be deemed underwriters of the shares of our common stock that they are offering. We will bear all costs, expenses and fees in connection with the registration of these shares. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.
     Our common stock is currently listed on the NASDAQ Global Market under the symbol “ALXA”. On September 8, 2009, the last reported sale price of our common stock on NASDAQ was $2.77 per share.
     See “Risk Factors” beginning on page 4 to read about factors you should consider before buying shares of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus dated                 , 2009

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this process, selling stockholders may from time to time, in one or more offerings, sell the securities described in this prospectus.
     You should rely only on the information contained in or incorporated by reference into this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of the securities described in this prospectus.
     This prospectus and the information incorporated herein by reference includes trademarks, service marks and trade names owned by us or others. All trademarks, service marks and trade names included or incorporated by reference into this prospectus or any applicable prospectus supplement are the property of their respective owners.
     We urge you to read carefully this prospectus, together with the information incorporated herein by reference, as described under the heading “Where You Can Find More Information,” before deciding whether to invest in any of the securities being offered.
   References in this prospectus to “Alexza,” “we,” “us” and “our” refer to Alexza Pharmaceuticals, Inc., a Delaware corporation, and its subsidiaries. Our principal executive offices are located at 2091 Stierlin Court, Mountain View, CA 94043 and our telephone number is (650) 944-7000. Our web site address is http://www.alexza.com. The information contained in, or that can be accessed through, our web site is not part of this prospectus.

PROSPECTUS SUMMARY
     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, risk factors and other information contained in or incorporated by reference in this prospectus (as supplemented and amended), before making an investment decision.
Our Business and Technologies
     We are a pharmaceutical development company focused on the research, development, and commercialization of novel proprietary products for the acute treatment of central nervous system, or CNS, conditions. All of our product candidates are based on our proprietary technology, the Staccato system. The Staccato system vaporizes an excipient-free drug to form a condensation aerosol that, when inhaled, allows for rapid systemic drug delivery. Because of the particle size of the aerosol, the drug is quickly absorbed through the deep lung into the bloodstream, providing speed of therapeutic onset that is comparable to intravenous, or IV, administration but with greater ease, patient comfort and convenience. We currently have six product candidates in various stages of clinical development, ranging from Phase 1 through late-stage Phase 3. In 2009, our focus is on the continued rapid development of AZ-004, with a goal of submitting our AZ-004 New Drug Application, or NDA, in the first quarter of 2010.
     We have identified approximately 200 drug compounds that have demonstrated initial vaporization feasibility for delivery with our technology. We believe that a number of these drug compounds, when delivered by the Staccato system, will have a desirable therapeutic profile for the treatment of acute and intermittent conditions. We are initially focusing on developing proprietary products by combining our Staccato system with small molecule drugs that have been in use for many years and are well characterized to create aerosolized forms of these drugs. We believe that we will be able to reduce the development time and risks associated with our product candidates, compared to the development of new chemical entities.
Our clinical-stage product candidates are:
• AZ-004 (Staccato loxapine). We are developing AZ-004 for the acute treatment of agitation in patients with schizophrenia or bipolar disorder. In 2008, we successfully initiated, enrolled and completed our two pivotal Phase 3 clinical trials. We announced positive results from these two studies in September and December 2008, and presented data from these clinical trials at the American Psychiatry Association annual meeting in May 2009.
During 2009, we have five non-pivotal safety and NDA-supporting studies to conduct, which will complete our planned NDA clinical work. During the first quarter of 2009, we completed a Phase 1 placebo-controlled study in 30 healthy subjects to assess the pulmonary safety of AZ-004. We observed that AZ-004, administered twice within a 24-hour period, was safe and generally well tolerated in this study. There were no systematic effects on pulmonary function vs. placebo, and no respiratory adverse events.
During the second quarter, we initiated the four remaining AZ-004 non-pivotal safety and NDA-supporting studies. These studies were a thorough QTc study in healthy subjects, a smoker/non-smoker pharmacokinetic, or PK, study in healthy subjects, a pulmonary safety study in subjects with asthma and a pulmonary safety study in subjects with chronic obstructive pulmonary disease, or COPD.
We completed the enrollment in the Phase 1 placebo-controlled thorough QTc study in 48 healthy subjects. The purpose of a thorough QTc study is to determine a drug’s potential effect on cardiac rhythms. In this study, we found that the active control, moxifloxacin, produced a positive QT/QTc signal that validated the sensitivity of the clinical study. At all timepoints for the primary analysis, the confidence intervals of the QTc for AZ-004 were within the United States Food and Drug Administration, or FDA, standard 10 millisecond window, supporting the cardiac safety of AZ-004.

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We completed enrollment in the Phase 1 smoker/non-smoker PK study in 35 healthy subjects. We observed comparable blood levels in smokers and non-smokers for both AZ-004 and the metabolites of AZ-004. Side-effect profiles were similar in smokers and non-smokers.
We have also completed the enrollment of the two pulmonary safety studies, one in subjects with asthma and one in subjects with COPD. We expect to complete the data collection and data analysis in both of these studies by the end of the third quarter of 2009.
In July 2009, we completed our AZ-004 pre-NDA meeting with the FDA. We have confirmed our understanding of the NDA submission contents, and we continue to project our AZ-004 NDA submission for the first quarter of 2010.
• AZ-104 (Staccato loxapine). We are developing AZ-104 to treat patients suffering from acute migraine headaches. AZ-104 is a lower-dose version of AZ-004.
In June 2009, we completed enrollment in our Phase 2b clinical trial, enrolling 366 patients with migraines. This outpatient, multi-center, randomized, double-blind, single-dose, placebo-controlled study was initiated in January 2009. Two dose levels of AZ-004 are being evaluated in the clinical trial, 1.25 mg and 2.5 mg. The primary efficacy endpoint for the trial is headache pain relief at 2 hours post-dose, using the standard IHS 4-point rating scale. Secondary efficacy endpoints for the trial include pain relief and other symptom assessments at various time points. Safety evaluations were also made throughout the clinical trial period. We project that data from this Phase 2b study will be available before the end of the third quarter of 2009.
• AZ-001 (Staccato prochlorperazine). We are developing AZ-001 to treat patients suffering from acute migraine headaches. During the third quarter of 2008, we conducted an end-of-Phase 2 meeting with the FDA. We believe we have a clear understanding of the development requirements for filing an NDA for this product candidate. We do not intend to conduct any AZ-001 Phase 3 studies without a partner, and we are continuing to seek partners for our two Staccato migraine product candidates, AZ-001 and AZ-104.
• AZ-007 (Staccato zaleplon). We are developing AZ-007 for the treatment of insomnia in patients who have difficulty falling asleep, including patients who awake in the middle of the night and have difficulty falling back asleep. AZ-007 has completed Phase 1 testing and we announced positive results from this study. During 2009, we do not intend to conduct any AZ-007 Phase 2 studies without a partner.
• AZ-003 (Staccato fentanyl). We are developing AZ-003 for the treatment of patients with acute pain, including patients with breakthrough cancer pain and postoperative patients with acute pain episodes. We have completed and announced positive results from a Phase 1 clinical trial of AZ-003 in opioid naïve healthy subjects. We do not expect to pursue the development of AZ-003 without a partner.
• AZ-002 (Staccato alprazolam). AZ-002 has completed a Phase 1 clinical trial in healthy subjects and a Phase 2a proof-of-concept clinical trial in panic disorder patients for the treatment of panic attacks, an indication we are not planning to pursue. However, given the safety profile, the successful and reproducible delivery of alprazolam, and the IV-like pharmacological effect demonstrated to date, we are assessing AZ-002 for other possible indications and renewed clinical development. During 2009, we do not intend to conduct any AZ-002 Phase 2 studies without a partner.
The Offering
     This prospectus relates to the resale by the selling stockholders listed in this prospectus, which include Symphony Capital Partners, L.P. (“Symphony Capital”), Symphony Strategic Partners, LLC (“Symphony Strategic Partners”) and certain other investors of Symphony Allegro Holdings LLC (“Holdings”), of up to 15,000,000 shares of our common stock, 5,000,000 shares of which are issuable upon the exercise of warrants held by the selling stockholders. All of the shares, when sold, will be sold by the selling stockholders. Such selling stockholders may sell their shares of our common stock from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any of the proceeds from the

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disposition of these shares by the selling stockholders, other than as a result of the exercise of warrants held by the selling stockholders for cash.

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RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus and the documents incorporated by reference, before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. The occurrence of any of the following risks could harm our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risks Relating to Our Business
We have a history of net losses. We expect to continue to incur substantial and increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.
We are not profitable and have incurred significant net losses in each year since our inception, including net losses of $23.9 million, $77.0 million, $55.9 million, and $43.5 million for the six months ended June 30, 2009, and the years ended December 31, 2008, 2007 and 2006, respectively. As of June 30, 2009, we had a deficit accumulated during development stage of $234.0 million. We expect our expenses to decrease in 2009 compared to 2008 levels as a result of our reduction in force, which we effected in January 2009 and as we expect lower clinical expenses with respect to our lead development program in the second half of 2009; however, we expect to incur substantial net losses and negative cash flow for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity (deficit) and working capital.
Because of the numerous risks and uncertainties associated with pharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of future expenses or when, or if, we will be able to achieve or maintain profitability. Currently, we have no products approved for commercial sale, and to date we have not generated any product revenue. We have financed our operations primarily through the sale of equity securities, capital lease and equipment financing and government grants. The size of our future net losses will depend, in part, on the rate of growth of our expenses and the level and rate of growth, if any, of our revenues. Revenues from strategic partnerships are uncertain because we may not enter into any additional strategic partnerships. We began to recognize revenues from our partnership with Endo in the third quarter of 2008, and we recognized approximately $9.5 million in revenue in the three months ended March 31, 2009 as a result of termination of the Endo license agreement in January 2009. If we are unable to develop and commercialize one or more of our product candidates or if sales revenue from any other product candidate that receives marketing approval is insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.
We are a development stage company. Our success depends substantially on our lead product candidates. If we do not develop commercially successful products, we may be forced to cease operations.
You must evaluate us in light of the uncertainties and complexities affecting a development stage pharmaceutical company. We have not completed clinical development for any of our product candidates. Our lead product candidate is in late-stage Phase 3 development, with an NDA projected for the first quarter of 2010, and each of our other product candidates is at an earlier stage of development. Each of our product candidates will be unsuccessful if it:
•	does not demonstrate acceptable safety and efficacy in preclinical studies and clinical trials or otherwise does not meet applicable regulatory standards for approval;

•	does not offer therapeutic or other improvements over existing or future drugs used to treat the same or similar conditions;

•	is not capable of being produced in commercial quantities at an acceptable cost, or at all; or

•	is not accepted by patients, the medical community or third party payors.
Our ability to generate product revenue in the future is dependent on the successful development and commercialization of our product candidates. We have not proven our ability to develop and commercialize

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products. Problems frequently encountered in connection with the development and utilization of new and unproven technologies and the competitive environment in which we operate might limit our ability to develop commercially successful products. We do not expect any of our current product candidates to be commercially available before 2011, if at all. If we are unable to make our product candidates commercially available, we will not generate product revenues, and we will not be successful.
We will need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.
We will need to raise additional capital to fund our operations, to develop our product candidates and to develop our manufacturing capabilities. Our future capital requirements will be substantial and will depend on many factors including:
•	the scope, rate of progress, results and costs of our preclinical studies, clinical trials and other research and development activities, and our manufacturing development and commercial manufacturing activities;

•	our ability to draw on our equity line of credit with Azimuth Opportunity, Ltd. (“Azimuth”);

•	the cost, timing and outcomes of regulatory proceedings;

•	the cost and timing of developing sales and marketing capabilities prior to receipt of any regulatory approval of our product candidates;

•	the cost and timing of developing manufacturing capacity;

•	revenues received from any future products;

•	payments received under any future strategic partnerships;

•	the filing, prosecution and enforcement of patent claims; and

•	the costs associated with commercializing our product candidates, if they receive regulatory approval.
We believe that with current cash, cash equivalents and marketable securities along with interest earned thereon, the proceeds from option exercises, and purchases of common stock pursuant to our Employee Stock Purchase Plan, we will be able to maintain our currently planned operations through the first quarter of 2010. Changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect. The key assumptions underlying these estimates include:
•	expenditures related to continued preclinical and clinical development of our lead product candidates during this period within budgeted levels;

•	no unexpected costs related to the development of our manufacturing capability; and

•	no growth in the number of our employees during this period.
We may never be able to generate a sufficient amount of product revenue to cover our expenses. Until we do, we expect to finance our future cash needs through public or private equity offerings, debt financings, strategic partnerships or licensing arrangements, as well as interest income earned on cash and marketable securities balances and proceeds from stock option exercises and purchases under our Employee Stock Purchase Plan. Any financing transaction may contain unfavorable terms. As a result of the late filing of a current report on Form 8-K, we are currently ineligible to use Form S-3 to register

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securities for sale by us or for resale by other security holders until we have timely filed all required reports under the Securities Exchange Act of 1934 for at least 12 calendar months (at the earliest April 2010). In the meantime, for capital raising transactions, we must use Form S-1 to register securities with the SEC, or issue such securities in a private placement, which could increase the costs and adversely impact our ability to raise capital in a timely manner during this period. By raising additional funds by issuing equity securities, our stockholders’ equity is diluted. If we raise additional funds through strategic partnerships, we may be required to relinquish rights to our product candidates or technologies, or to grant licenses on terms that are not favorable to us.
Unstable market conditions may have serious adverse consequences on our business.
The recent economic downturn and market instability has made the business climate more volatile and more costly. Our general business strategy may be adversely affected by unpredictable and unstable market conditions. If the current equity and credit markets deteriorate further, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. While we believe we have adequate capital resources to meet current working capital and capital expenditure requirements through the first quarter of 2010, we may obtain additional financing on less than attractive rates or on terms that are excessively dilutive to existing stockholders. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. There is a risk that one or more of our current service providers, manufacturers and other partners may encounter difficulties during challenging economic times, which would directly affect our ability to attain our operating goals on schedule and on budget.
Unless our preclinical studies demonstrate the safety of our product candidates, we will not be able to commercialize our product candidates.
To obtain regulatory approval to market and sell any of our product candidates, we must satisfy the FDA and other regulatory authorities abroad, through extensive preclinical studies, that our product candidates are safe. Our Staccato system creates condensation aerosol from drug compounds, and there currently are no approved products that use a similar method of drug delivery. Companies developing other inhalation products have not defined or successfully completed the types of preclinical studies we believe will be required for submission to regulatory authorities as we seek approval to conduct our clinical trials. We may not conduct the types of preclinical testing eventually required by regulatory authorities, or the preclinical tests may indicate that our product candidates are not safe for use in humans. Preclinical testing is expensive, can take many years and have an uncertain outcome. In addition, success in initial preclinical testing does not ensure that later preclinical testing will be successful. We may experience numerous unforeseen events during, or as a result of, the preclinical testing process, which could delay or prevent our ability to develop or commercialize our product candidates, including:
•	our preclinical testing may produce inconclusive or negative safety results, which may require us to conduct additional preclinical testing or to abandon product candidates that we believed to be promising;

•	our product candidates may have unfavorable pharmacology, toxicology or carcinogenicity; and

•	our product candidates may cause undesirable side effects.
Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which could adversely impact our business, financial condition and results of operations.

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Preclinical studies indicated possible adverse impact of pulmonary delivery of AZ-001.
In our daily dosing animal toxicology studies of prochlorperazine, the active pharmaceutical ingredient, or API, in AZ-001, we detected changes to, and increases of, the cells in the upper airway of the test animals. The terms for these changes and increases are “squamous metaplasia” and “hyperplasia,” respectively. We also observed lung inflammation in some animals. These findings occurred in daily dosing studies at doses that were proportionately substantially greater than any dose we expect to continue to develop or commercialize. In subsequent toxicology studies of AZ-001 involving intermittent dosing consistent with its intended use, we detected lower incidence and severity of the changes to, and increases of, the cells in the upper airway of the test animals compared to the daily dosing results. We did not observe any lung inflammation with intermittent dosing. During the second quarter of 2008, we completed a 28-day repeat dose inhalation study in dogs. Consistent with previous findings in shorter-term and higher dose studies, we observed dose-related minimal to slight squamous metaplasia in the upper respiratory tract, primarily in the lining of the nasal passages, in all treated groups. No lower respiratory tract or lung findings were reported. These findings suggest that the delivery of the pure drug compound of AZ-001 at the proportionately higher doses used in daily dosing toxicology studies may cause adverse consequences if we were to administer prochlorperazine chronically for prolonged periods of time. If we observe these findings in our clinical trials of AZ-001, it could prevent further development or commercialization of AZ-001.
Failure or delay in commencing or completing clinical trials for our product candidates could harm our business.
To date, we have not completed all the clinical trials necessary to support an application with the FDA for approval to market any of our product candidates. Current and planned clinical trials may be delayed or terminated as a result of many factors, including:
•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective sites;

•	regulators or institutional review boards may not authorize us to commence a clinical trial;

•	regulators or institutional review boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

•	we may suspend or terminate our clinical trials if we believe that they expose the participating patients to unacceptable health risks;

•	we may experience slower than expected patient enrollment or lack of a sufficient number of patients that meet the enrollment criteria for our clinical trials;

•	patients may not complete clinical trials due to safety issues, side effects, dissatisfaction with the product candidate, or other reasons;

•	we may have difficulty in maintaining contact with patients after treatment, preventing us from collecting the data required by our study protocol;

•	product candidates may demonstrate a lack of efficacy during clinical trials;

•	we may experience governmental or regulatory delays, failure to obtain regulatory approval or changes in regulatory requirements, policy and guidelines; and

•	we may experience delays in our ability to manufacture clinical trial materials in a timely manner as a result of ongoing process and design enhancements to our Staccato system.
Any delay in commencing or completing clinical trials for our product candidates would delay commercialization of our product candidates and harm our business, financial condition and results of operations. It is possible that none

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of our product candidates will successfully complete clinical trials or receive regulatory approval, which would severely harm our business, financial condition and results of operations.
Continuing development of our single dose version device may delay regulatory submissions and marketing approval for AZ-004
Our clinical studies to date for our AZ-004, AZ-001, AZ-104, AZ-002 and AZ-007 product candidates have been completed using a version of our single dose Staccato device we refer to as the chemical single dose, or CSD, device. We are developing a version of the CSD that is intended to cost less to manufacture and is more scalable than the current version of CSD. We refer to the newer version of this single dose device as the commercial production device, or CPD, version. The CPD incorporates the same basic chemical heat package and electronics as the CSD. We have conducted a bioequivalence study in normal volunteers using the CSD and the CPD versions of the device to determine if the drug dose dispensed by the two devices is bioequivalent. The FDA is reviewing the results of this study. If the FDA determines that the results of the bioequivalence study and the available analytical data do not support the bioequivalency, or if the FDA or foreign regulatory authorities determine the CPD is unacceptable for any other reason, we may be required to conduct additional clinical research for AZ-004 with the CPD version of the device. Conducting an additional Phase 3 clinical trial could delay the filing of an NDA, which could also delay any potential marketing approval in the United States.
If our product candidates do not meet safety and efficacy endpoints in clinical trials, they will not receive regulatory approval, and we will be unable to market them.
Our product candidates are in preclinical and clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority. The clinical development and regulatory approval process is extremely expensive and takes many years. The timing of any approval cannot be accurately predicted. If we fail to obtain regulatory approval for our current or future product candidates, we will be unable to market and sell them and therefore we may never be profitable.
As part of the regulatory process, we must conduct clinical trials for each product candidate to demonstrate safety and efficacy to the satisfaction of the FDA and other regulatory authorities abroad. The number and design of clinical trials that will be required varies depending on the product candidate, the condition being evaluated, the trial results and regulations applicable to any particular product candidate. In June 2008, we announced that our Phase 2a proof-of-concept clinical trial of AZ-002 (Staccato Alprazolam) did not meet either of its two primary endpoints.
Prior clinical trial program designs and results are not necessarily predictive of future clinical trial designs or results. Initial results may not be confirmed upon full analysis of the detailed results of a trial. Product candidates in later stage clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials with acceptable endpoints.
If our product candidates fail to show a clinically significant benefit compared to placebo, they will not be approved for marketing.
Device failure rates higher than we anticipate may result in clinical trials that do not meet their specific efficacy endpoints. Device failures or improper device use by patients may impact the results of future trials. The design of our clinical trials is based on many assumptions about the expected effect of our product candidates, and if those assumptions prove incorrect, the clinical trials may not produce statistically significant results. Our Staccato system is not similar to other approved drug delivery methods, there is no clear precedent for the application of detailed regulatory requirements to our product candidates. We cannot assure you that the design of, or data collected from, the clinical trials of our product candidates will be sufficient to support the FDA and foreign regulatory approvals.
Regulatory authorities may not approve our product candidates even if they meet safety and efficacy endpoints in clinical trials.
The FDA and other foreign regulatory agencies can delay, limit or deny marketing approval for many reasons, including:

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•	a product candidate may not be considered safe or effective;

•	the manufacturing processes or facilities we have selected may not meet the applicable requirements; and

•	changes in their approval policies or adoption of new regulations may require additional work on our part.
Any delay in, or failure to receive or maintain, approval for any of our product candidates could prevent us from ever generating meaningful revenues or achieving profitability.
Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, or their advisors may disagree with our trial design and our interpretations of data from preclinical studies and clinical trials. Regulatory agencies may change requirements for approval even after a clinical trial design has been approved. Regulatory agencies also may approve a product candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.
Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval. If we fail to comply with continuing regulations, we could lose these approvals, and the sale of any future products could be suspended.
Even if we receive regulatory approval to market a particular product candidate, the FDA or a foreign regulatory authority could condition approval on conducting additional costly post-approval studies or could limit the scope of our approved labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries. In addition, we will continue to be subject to FDA review and periodic inspections to ensure adherence to applicable regulations. After receiving marketing approval, the FDA imposes extensive regulatory requirements on the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product.
If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities or previously unknown problems with any future products, suppliers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:
•	restrictions on the products, suppliers or manufacturing processes;

•	warning letters or untitled letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.

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If we do not produce our devices cost effectively, we will never be profitable.
Our Staccato system based product candidates contain electronic and other components in addition to the active pharmaceutical ingredients. As a result of the cost of developing and producing these components, the cost to produce our product candidates, and any approved products, will likely be higher per dose than the cost to produce intravenous or oral tablet products. This increased cost of goods may prevent us from ever selling any products at a profit. In addition, we are developing single dose and multiple dose versions of our Staccato system. Developing multiple versions of our Staccato system may reduce or eliminate our ability to achieve manufacturing economies of scale. In addition, developing multiple versions of our Staccato system reduces our ability to focus development resources on each version, potentially reducing our ability to effectively develop any particular version. We expect to continue to modify each of our product candidates throughout their clinical development to improve their performance, dependability, manufacturability and quality. Some of these modifications may require additional regulatory review and approval, which may delay or prevent us from conducting clinical trials. The development and production of our technology entail a number of technical challenges, including achieving adequate dependability, that may be expensive or time consuming to solve. Any delay in or failure to develop and manufacture any future products in a cost effective way could prevent us from generating any meaningful revenues and prevent us from becoming profitable.
We rely on third parties to conduct our preclinical studies and our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for our product candidates, or we may be delayed in doing so.
We do not have the ability to conduct preclinical studies or clinical trials independently for our product candidates. We must rely on third parties, such as contract research organizations, medical institutions, academic institutions, clinical investigators and contract laboratories, to conduct our preclinical studies and clinical trials. We are responsible for confirming that our preclinical studies are conducted in accordance with applicable regulations and that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. The FDA requires us to comply with regulations and standards, commonly referred to as good laboratory practices, or GLP, for conducting and recording the results of our preclinical studies and good clinical practices for conducting, monitoring, recording and reporting the results of clinical trials, to assure that data and reported results are accurate and that the clinical trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines, fail to comply with the FDA’s good clinical practice regulations, do not adhere to our clinical trial protocols or otherwise fail to generate reliable clinical data, we may need to enter into new arrangements with alternative third parties and our clinical trials may be extended, delayed or terminated or may need to be repeated, and we may not be able to obtain regulatory approval for or commercialize the product candidate being tested in such trials.
Problems with the third parties that manufacture the active pharmaceutical ingredients in our product candidates may delay our clinical trials or subject us to liability.
We do not currently own or operate manufacturing facilities for clinical or commercial production of the API used in any of our product candidates. We have no experience in drug manufacturing, and we lack the resources and the capability to manufacture any of the APIs used in our product candidates, on either a clinical or commercial scale. As a result, we rely on third parties to supply the API used in each of our product candidates. We expect to continue to depend on third parties to supply the API for our lead product candidates and any additional product candidates we develop in the foreseeable future.
An API manufacturer must meet high precision and quality standards for that API to meet regulatory specifications and comply with regulatory requirements. A contract manufacturer is subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign authorities to ensure strict compliance with current good manufacturing practice, or cGMP, and other applicable government regulations and corresponding foreign standards. Additionally, a contract manufacturer must pass a pre-approval inspection by the FDA to ensure strict compliance with cGMP prior to the FDA’s approval of any product candidate for marketing. A contract manufacturer’s failure to conform with cGMP could result in the FDA’s refusal to approve or a delay in the FDA’s

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approval of a product candidate for marketing. We are ultimately responsible for confirming that the APIs used in our product candidates are manufactured in accordance with applicable regulations.
Our third party suppliers may not carry out their contractual obligations or meet our deadlines. In addition, the API they supply to us may not meet our specifications and quality policies and procedures. If we need to find alternative suppliers of the API used in any of our product candidates, we may not be able to contract for such supplies on acceptable terms, if at all. Any such failure to supply or delay caused by such contract manufacturers would have an adverse effect on our ability to continue clinical development of our product candidates or commercialize any future products.
If our third party drug suppliers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, we could be subject to certain product liability claims in the event such failure to comply resulted in defective products that caused injury or harm.
If we experience problems with the manufacturers of components of our product candidates, our development programs may be delayed or we may be subject to liability.
We outsource the manufacturing of some of the components of our Staccato system, including the printed circuit boards and the plastic airways, and we will outsource the manufacturing of the chemical heat packages to be used in our commercial single dose device. We have no experience in the manufacturing of components (other than our current chemical heat packages), and we currently lack the resources and the capability to manufacture them, on either a clinical or commercial scale. As a result, we rely on third parties to supply these components. We expect to continue to depend on third parties to supply these components for our current product candidates and any devices based on the Staccato system we develop in the foreseeable future.
The third party suppliers of the components of our Staccato system must meet high precision and quality standards for those components to comply with regulatory requirements. A contract manufacturer is subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign authorities to ensure strict compliance with the FDA’s Quality System Regulation, or QSR, which sets forth the FDA’s current good manufacturing practice requirements for medical devices and their components, and other applicable government regulations and corresponding foreign standards. We are ultimately responsible for confirming that the components used in the Staccato system are manufactured in accordance with the QSR or other applicable regulations.
Our third party suppliers may not comply with their contractual obligations or meet our deadlines, or the components they supply to us may not meet our specifications and quality policies and procedures. If we need to find alternative suppliers of the components used in the Staccato system, we may not be able to contract for such components on acceptable terms, if at all. Any such failure to supply or delay caused by such contract manufacturers would have an adverse affect on our ability to continue clinical development of our product candidates or commercialize any future products.
In addition, the heat packages used in the single dose version of our Staccato system are manufactured using certain energetic, or highly combustible, materials that are used to generate the rapid heating necessary for vaporizing the drug compound while avoiding degradation. Manufacture of products containing these types of materials is regulated by the U.S. government. We currently manufacture the heat packages that are being used in the devices used in our clinical trials. We have entered into a supply agreement with Autoliv for the manufacture of the heat packages in the commercial design of our single dose version of our Staccato system. If we are unable to manufacture the heat packages used in our ongoing clinical trials or if in the future Autoliv is unable to manufacture the heat packages to our specifications, or does not carry out its contractual obligations to supply our heat packages to us, our clinical trials may be delayed, suspended or terminated while we seek additional suitable manufacturers of our heat packages, which may prevent us from commercializing our product candidates that utilize the single dose version of the Staccato system.

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If we do not establish additional strategic partnerships, we will have to undertake development and commercialization efforts on our own, which would be costly and delay our ability to commercialize any future products.
A key element of our business strategy is our intent to selectively partner with pharmaceutical, biotechnology and other companies to obtain assistance for the development and potential commercialization of our product candidates. In December 2006, we entered into such a development relationship with Symphony Allegro, Inc. (“Symphony Allegro”), and in December 2007 we entered into a strategic relationship with Endo Pharmaceuticals, Inc. for the development of AZ-003. In January 2009, we mutually agreed with Endo to terminate our agreement. In June 2009, we amended the terms of our arrangement with Symphony Allegro, resulting in our acquisition of Symphony Allegro and the termination of that arrangement in August 2009. We intend to enter into additional strategic partnerships with third parties to develop and commercialize our product candidates that are intended for larger markets, and we may enter into strategic partnerships for product candidates that are targeted toward specialty markets. To date, other than Symphony Allegro and Endo, we have not entered into any strategic partnerships for any of our product candidates. We face significant competition in seeking appropriate strategic partners, and these strategic partnerships can be intricate and time consuming to negotiate and document. We may not be able to negotiate strategic partnerships on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any additional strategic partnerships because of the numerous risks and uncertainties associated with establishing strategic partnerships. If we are unable to negotiate additional strategic partnerships for our product candidates we may be forced to curtail the development of a particular candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, reduce the scope of our sales or marketing activities or undertake development or commercialization activities at our own expense. In addition, we will bear all the risk related to the development of that product candidate. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue.
If we enter into additional strategic partnerships, we may be required to relinquish important rights to and control over the development of our product candidates or otherwise be subject to terms unfavorable to us.
For any strategic partnerships with pharmaceutical or biotechnology companies we will be subject to a number of risks, including:
•	we may not be able to control the amount and timing of resources that our strategic partners devote to the development or commercialization of product candidates;

•	strategic partners may delay clinical trials, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new version of a product candidate for clinical testing;

•	strategic partners may not pursue further development and commercialization of products resulting from the strategic partnering arrangement or may elect to discontinue research and development programs;

•	strategic partners may not commit adequate resources to the marketing and distribution of any future products, limiting our potential revenues from these products;

•	disputes may arise between us and our strategic partners that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources;

•	strategic partners may experience financial difficulties;

•	strategic partners may not properly maintain or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

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•	business combinations or significant changes in a strategic partner’s business strategy may also adversely affect a strategic partner’s willingness or ability to complete its obligations under any arrangement;

•	strategic partners could independently move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and

•	strategic partners could terminate the arrangement or allow it to expire, which would delay the development and may increase the cost of developing our product candidates.
If we fail to gain market acceptance among physicians, patients, third-party payors and the medical community, we will not become profitable.
The Staccato system is a fundamentally new method of drug delivery. Any future product based on our Staccato system may not gain market acceptance among physicians, patients, third-party payors and the medical community. If these products do not achieve an adequate level of acceptance, we will not generate sufficient product revenues to become profitable. The degree of market acceptance of any of our product candidates, if approved for commercial sale, will depend on a number of factors, including:
•	demonstration of efficacy and safety in clinical trials;

•	the existence, prevalence and severity of any side effects;

•	potential or perceived advantages or disadvantages compared to alternative treatments;

•	perceptions about the relationship or similarity between our product candidates and the parent drug compound upon which each product candidate is based;

•	the timing of market entry relative to competitive treatments;

•	the ability to offer any future products for sale at competitive prices;

•	relative convenience, product dependability and ease of administration;

•	the strength of marketing and distribution support;

•	the sufficiency of coverage and reimbursement of our product candidates by governmental and other third-party payors; and

•	the product labeling or product insert required by the FDA or regulatory authorities in other countries.
Our pipeline may be limited by the number of drug compounds suitable for use with the Staccato system.
The current versions of the Staccato system cannot deliver large molecule drugs, such as peptides and proteins. In addition, the physical size of the metal substrates in the single dose and multiple dose versions of the Staccato system limits their use to drugs that require dose amounts less than 10 to 15 milligrams and 100 to 200 micrograms, respectively. Further, approximately 200 of the 400 small molecule compounds we have screened for initial vaporization feasibility did not form drug aerosols with the 97% purity we use as an internal standard for further development. There are also many drug compounds that are covered by composition of matter patents that prevent us from developing the compound in the Staccato system without a license from the patent owner, which may not be available on acceptable terms, if at all. If we are not able to identify additional drug compounds that can be developed with the Staccato system, we may not develop enough products to develop a sustainable business.

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AZ-001 and other product candidates that we may develop may require expensive carcinogenicity tests.
The API in AZ-001, prochlorperazine, was approved by the FDA in 1956 for the treatment of severe nausea and vomiting. At that time, the FDA did not require the carcinogenicity testing that is now generally required for marketing approval. It is unclear whether we will be required to perform such testing prior to filing our application for marketing approval of AZ-001 or whether we will be allowed to perform such testing after we file an application. Such carcinogenicity testing will be expensive and require significant additional resources to complete and may delay approval to market AZ-001. We may encounter similar requirements with other product candidates incorporating drugs that have not undergone carcinogenicity testing. Any carcinogenicity testing we are required to complete will increase the costs to develop a particular product candidate and may delay or halt the development of such product candidate.
If some or all of our patents expire, are invalidated or are unenforceable, or if some or all of our patent applications do not yield issued patents or yield patents with narrow claims, competitors may develop competing products using our or similar intellectual property and our business will suffer.
Our success will depend in part on our ability to obtain and maintain patent and trade secret protection for our technologies and product candidates both in the United States and other countries. We do not know whether any patents will issue from any of our pending or future patent applications. In addition, a third party may successfully circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.
The degree of protection for our proprietary technologies and product candidates is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:
•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	the claims of our issued patents may be narrower than as filed and not sufficiently broad to prevent third parties from circumventing them;

•	we may not develop additional proprietary technologies or drug candidates that are patentable;

•	our patent applications or patents may be subject to interference, opposition or similar administrative proceedings;

•	any patents issued to us or our potential strategic partners may not provide a basis for commercially viable products or may be challenged by third parties in the course of litigation or administrative proceedings such as reexaminations or interferences; and

•	the patents of others may have an adverse effect on our ability to do business.
Even if valid and enforceable patents cover our product candidates and technologies, the patents will provide protection only for a limited amount of time.
Our and our potential strategic partners’ ability to obtain patents is uncertain because, to date, some legal principles remain unresolved, there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, and the specific content of patents and patent applications that are necessary to

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support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Furthermore, the policies governing pharmaceutical and medical device patents outside the United States may be even more uncertain. Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.
Even if patents are issued regarding our product candidates or methods of using them, those patents can be challenged by our competitors who can argue that our patents are invalid and/or unenforceable. Third parties may challenge our rights to, or the scope or validity of, our patents. Patents also may not protect our product candidates if competitors devise ways of making these or similar product candidates without legally infringing our patents. The Federal Food, Drug and Cosmetic Act and the FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, non-infringing versions of a drug or device in order to facilitate the approval of generic substitutes. These same types of incentives encourage manufacturers to submit new drug applications that rely on literature and clinical data not prepared for or by the drug sponsor.
We also rely on trade secrets to protect our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. The employees, consultants, contractors, outside scientific collaborators and other advisors of our company and our strategic partners may unintentionally or willfully disclose our confidential information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming and the outcome is unpredictable. Failure to protect or maintain trade secret protection could adversely affect our competitive business position.
Our research and development collaborators may have rights to publish data and other information in which we have rights. In addition, we sometimes engage individuals or entities to conduct research that may be relevant to our business. The ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. These contractual provisions may be insufficient or inadequate to protect our trade secrets and may impair our patent rights. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information may be jeopardized.
Litigation or other proceedings or third party claims of intellectual property infringement could require us to spend time and money and could shut down some of our operations.
Our commercial success depends in part on not infringing patents and proprietary rights of third parties. Others have filed, and in the future are likely to file, patent applications covering products that are similar to our product candidates, as well as methods of making or using similar or identical products. If these patent applications result in issued patents and we wish to use the claimed technology, we would need to obtain a license from the third party. We may not be able to obtain these licenses at a reasonable cost, if at all.
In addition, administrative proceedings, such as interferences and reexaminations before the U.S. Patent and Trademark Office, could limit the scope of our patent rights. We may incur substantial costs and diversion of management and technical personnel as a result of our involvement in such proceedings. In particular, our patents and patent applications may be subject to interferences in which the priority of invention may be awarded to a third party. We do not know whether our patents and patent applications would be entitled to priority over patents or patent applications held by such a third party. Our issued patents may also be subject to reexamination proceedings. We do not know whether our patents would survive reexamination in light of new questions of patentability that may be raised following their issuance.
Third parties may assert that we are employing their proprietary technology or their proprietary products without authorization. In addition, third parties may already have or may obtain patents in the future and claim that use of our technologies or our products infringes these patents. We could incur substantial costs and diversion of management and technical personnel in defending our self against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief, which could effectively block our ability to further develop, commercialize and sell any future products and could result in the award of substantial damages

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against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products. In the event we cannot develop alternative methods or products, we may be effectively blocked from developing, commercializing or selling any future products. Defense of any lawsuit or failure to obtain any of these licenses would be expensive and could prevent us from commercializing any future products.
We review from time to time publicly available information concerning the technological development efforts of other companies in our industry. If we determine that these efforts violate our intellectual property or other rights, we intend to take appropriate action, which could include litigation. Any action we take could result in substantial costs and diversion of management and technical personnel in enforcing our patents or other intellectual property rights against others. Furthermore, the outcome of any action we take to protect our rights may not be resolved in our favor.
Competition in the pharmaceutical industry is intense. If our competitors are able to develop and market products that are more effective, safer or less costly than any future products that we may develop, our commercial opportunity will be reduced or eliminated.
We face competition from established as well as emerging pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any future products that we may develop and commercialize. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us and impair our ability to commercialize our product candidates.
We anticipate that, if approved, AZ-004 would compete with the available intramuscular, or IM, injectable form and oral forms of loxapine and other forms of available antipsychotic drugs for the treatment of agitation.
We anticipate that, if approved, AZ-001 and AZ-104 would compete with currently marketed triptan drugs and with other migraine headache treatments, including intravenous, or IV, delivery of prochlorperazine, the API in AZ-001. In addition, we are aware of at least 15 product candidates in development for the treatment of migraines, including triptan products.
We anticipate that, if approved, AZ-003 would compete with some of the available forms of fentanyl, including injectable fentanyl, oral transmucosal fentanyl formulations and ionophoretic transdermal delivery of fentanyl. We are also aware of three fentanyl products under review by regulatory agencies either in the United States or abroad, and at least 19 products in Phase 3 clinical trial development for acute pain, seven of which are fentanyl products. There are two inhaled forms of fentanyl products that are in Phase 2 development. In addition, if approved, AZ-003 would compete with various generic opioid drugs, such as oxycodone, hydrocodone and morphine, or combination products including one or more of such drugs.
We anticipate that, if approved, AZ-007 would compete with non-benzodiazepine GABA-A receptor agonists, which include Ambien® (immediate release and controlled-release tablets), Sonata®, and Lunesta®. We are also aware of more than 10 generic versions of zolpidem (brand Ambien) oral tablets and one zaleplon (brand Sonata) that have been tentatively approved by the FDA, as well as at least five insomnia products that are under review by the FDA. Additionally, we are aware of three products in Phase 3 development for the treatment of insomnia.
We anticipate that, if approved, AZ-002 would compete with the oral tablet form of alprazolam and possibly intravenous and oral forms of other benzodiazepines.
Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Established pharmaceutical companies may invest heavily to discover quickly and develop novel compounds or drug delivery technology that could make our product candidates obsolete. Smaller or early stage companies may also prove to be significant competitors, particularly through strategic partnerships with large

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and established companies. In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing products before we do. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition will suffer.
If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate significant product revenue.
We have conducted a comprehensive strategic marketing review and developed our initial launch strategy for our lead product candidate, AZ-004. We do not have a sales organization and have no experience in the sales and distribution of pharmaceutical products. There are risks involved with establishing our own sales capabilities and increasing our marketing capabilities, as well as entering into arrangements with third parties to perform these services. Developing an internal sales force is expensive and time consuming and could delay any product launch. On the other hand, if we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues are likely to be lower than if we market and sell any products that we develop ourselves.
We may establish our own specialty sales force and/or engage pharmaceutical or other healthcare companies with an existing sales and marketing organization and distribution systems to sell, market and distribute any future products. We may not be able to establish a specialty sales force or establish sales and distribution relationships on acceptable terms. Factors that may inhibit our efforts to commercialize any future products without strategic partners or licensees include:
•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.
Because the establishment of sales and marketing capabilities depends on the progress towards commercialization of our product candidates and because of the numerous risks and uncertainties involved with establishing our own sales and marketing capabilities, we are unable to predict when, if ever, we will establish our own sales and marketing capabilities. If we are not able to partner with a third party and are unsuccessful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.
If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to develop or commercialize our product candidates.
We are highly dependent on our President and Chief Executive Officer, Thomas B. King, the loss of whose services might adversely impact the achievement of our objectives. In addition, recruiting and retaining qualified clinical, scientific and engineering personnel to manage clinical trials of our product candidates and to perform future research and development work will be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. Although we believe we will be successful in attracting and retaining qualified personnel, competition for experienced management and clinical, scientific and engineering personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms. In addition, we do not have employment agreements with any of our employees, and they could leave our employment at will. We have change of control agreements with our executive officers and vice presidents that provide for

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certain benefits upon termination or a change in role or responsibility in connection with a change of control of our company. We do not maintain life insurance policies on any employees. Failure to attract and retain personnel would prevent us from developing and commercializing our product candidates.
If plaintiffs bring product liability lawsuits against us, we may incur substantial liabilities and may be required to limit commercialization of the product candidates that we may develop.
We face an inherent risk of product liability as a result of the clinical testing of our product candidates in clinical trials and will face an even greater risk if we commercialize any products. We may be held liable if any product we develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of merit or eventual outcome, liability claims may result in decreased demand for any product candidates or products that we may develop, injury to our reputation, withdrawal of clinical trials, costs to defend litigation, substantial monetary awards to clinical trial participants or patients, loss of revenue and the inability to commercialize any products that we develop. We have product liability insurance that covers our clinical trials up to a $10 million aggregate annual limit. We intend to expand product liability insurance coverage to include the sale of commercial products if we obtain marketing approval for any products that we may develop. However, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or delay the commercialization of our product candidates. If we are sued for any injury caused by any future products, our liability could exceed our total assets.
Our product candidates AZ-002, AZ-003 and AZ-007 contain drug substances which are regulated by the U.S. Drug Enforcement Administration. Failure to comply with applicable regulations could harm our business.
The Controlled Substances Act imposes various registration, recordkeeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls and a restriction on prescription refills on certain pharmaceutical products. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse profile. The U.S. Drug Enforcement Administration, or DEA, regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Alprazolam, the API in AZ-002, is regulated as a Schedule IV substance, fentanyl, the API in AZ-003, is regulated as a Schedule II substance, and zaleplon, the API in AZ-007, is regulated as a Schedule IV substance. Each of these product candidates is subject to DEA regulations relating to manufacture, storage, distribution and physician prescription procedures, and the DEA regulates the amount of the scheduled substance that would be available for clinical trials and commercial distribution. As a Schedule II substance, fentanyl is subject to more stringent controls, including quotas on the amount of product that can be manufactured as well as a prohibition on the refilling of prescriptions without a new prescription from the physician. The DEA periodically inspects facilities for compliance with its rules and regulations. Failure to comply with current and future regulations of the DEA could lead to a variety of sanctions, including revocation, or denial of renewal, or of DEA registrations, injunctions, or civil or criminal penalties and could harm our business, financial condition and results of operations.
The single dose version of our Staccato system contains materials that are regulated by the U.S. government, and failure to comply with applicable regulations could harm our business.
The single dose version of our Staccato system uses energetic materials to generate the rapid heating necessary for vaporizing the drug, while avoiding degradation. Manufacture of products containing energetic materials is controlled by the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives, or ATF. Technically, the energetic materials used in our Staccato system are classified as “low explosives,” and the ATF has granted us a license/permit for the manufacture of such low explosives. Additionally, due to inclusion of the energetic materials in our Staccato system, the Department of Transportation, or DOT, regulates shipments of the single dose version of our Staccato system. The DOT has granted the single dose version of our Staccato system “Not Regulated as an Explosive” status. Failure to comply with the current and future regulations of the ATF or DOT could subject us to future liabilities and could harm our business, financial condition and results of operations. Furthermore, these regulations could restrict our ability to expand our facilities or construct new facilities or could require us to incur other significant expenses in order to maintain compliance.

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We use hazardous chemicals and highly combustible materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.
Our research and development processes involve the controlled use of hazardous materials, including chemicals. We also use energetic materials in the manufacture of the chemical heat packages that are used in our single dose devices. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge or injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials and our liability may exceed our total assets. We maintain insurance for the use of hazardous materials in the aggregate amount of $1 million, which may not be adequate to cover any claims. Compliance with environmental and other laws and regulations may be expensive, and current or future regulations may impair our research, development or production efforts.
Certain of our suppliers are working with these types of hazardous and highly combustible materials in connection with our component manufacturing agreements. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous and highly combustible materials. Further, under certain circumstances, we have agreed to indemnify our suppliers against damages and other liabilities arising out of development activities or products produced in connection with these agreements.
We will need to implement additional finance and accounting systems, procedures and controls in the future as we grow and to satisfy new reporting requirements.
The laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and rules enacted and proposed by the SEC and by the NASDAQ Global Market, will result in increased costs to us as we continue to undertake efforts to comply with rules and respond to the requirements applicable to public companies. The rules make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage as compared to the polices previously available to public companies. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.
As a public company, we need to comply with Sarbanes-Oxley and the related rules and regulations of the SEC, including expanded disclosure, accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of Sarbanes-Oxley and other requirements will continue to increase our costs and require additional management resources. We have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow to satisfy new reporting requirements. We currently do not have an internal audit group. In addition, we may need to hire additional legal and accounting staff with appropriate experience and technical knowledge, and we cannot assure you that if additional staffing is necessary that we will be able to do so in a timely fashion.
Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities and equipment, which could cause us to curtail or cease operations.
Our facilities are located in the San Francisco Bay Area near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, such as power loss, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. We currently may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions, and we do not plan to purchase additional insurance to cover such

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losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business, financial condition and results of operations.
Risks Relating to Owning Our Common Stock
Our stock price has been and may continue to be extremely volatile.
Our common stock price has experienced large fluctuations since our initial public offering in March 2006. In addition, the trading prices of life science and biotechnology company stocks in general have experienced extreme price fluctuations in recent years. The valuations of many life science companies without consistent product revenues and earnings are extraordinarily high based on conventional valuation standards, such as price to revenue ratios. These trading prices and valuations may not be sustained. Any negative change in the public’s perception of the prospects of life science or biotechnology companies could depress our stock price regardless of our results of operations. Other broad market and industry factors may decrease the trading price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as terrorism, military conflict, recession or interest rate or currency rate fluctuations, also may decrease the trading price of our common stock. In addition, our stock price could be subject to wide fluctuations in response to various factors, including:
•	actual or anticipated results and timing of our clinical trials;

•	actual or anticipated regulatory approvals of our product candidates or competing products;

•	changes in laws or regulations applicable to our product candidates;

•	changes in the expected or actual timing of our development programs, including delays or cancellations of clinical trials for our product candidates;

•	period to period fluctuations in our operating results;

•	announcements of new technological innovations or new products by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions or trends in the life science and biotechnology industries;

•	changes in the market valuations of other life science or biotechnology companies;

•	developments in domestic and international governmental policy or regulations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	sales of our common stock (or other securities) by us, including sales under our equity line of credit arrangement with Azimuth; and

•	sales and distributions of our common stock by our stockholders.
In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If a stockholder files a securities class action suit against us, we would incur

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substantial legal fees, and our management’s attention and resources would be diverted from operating our business in order to respond to the litigation.
If we sell shares of our common stock under our equity line of credit or in other future financings, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.
We will need to raise additional capital to fund our operations, to develop our product candidates and to develop our manufacturing capabilities. We may obtain such financing through the sale of our equity securities from time to time. As a result, our existing common stockholders will experience immediate dilution upon any such issuance. For example, in March 2008, we entered into a common stock purchase agreement with Azimuth, or the purchase agreement, which provides that, upon the terms and subject to the conditions set forth in the purchase agreement, Azimuth is committed to purchase up to $50 million of our common stock at times and in amounts determined by us. Our existing common stockholders will experience immediate dilution upon the purchase of any shares of our common stock by Azimuth pursuant to the purchase agreement.
Symphony Capital and Symphony Strategic Partners collectively control a substantial percentage of the voting power of our outstanding common stock.
Symphony Capital and Symphony Strategic Partners currently collectively control approximately 6.7 million shares of our common stock and warrants to purchase approximately 3.4 million shares of our common stock. Based on our currently outstanding shares of common stock, these stockholders own approximately 15.5% of our total outstanding shares of common stock. If these stockholders exercise the warrants to purchase approximately 3.4 million shares of our common stock described above in full, assuming no other issuances of shares, based on our currently outstanding shares of common stock, these stockholders would own approximately 21.6% of our total outstanding shares of our common stock. Although these stockholders have entered into a standstill agreement with us, they control more of our stock than any other group of stockholders, and Symphony Capital and Symphony Strategic Partners will therefore be able to exercise substantial influence over any actions requiring stockholder approval.

21.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Some of the statements contained in this prospectus or documents incorporated by reference constitute forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Examples of these statements include, but are not limited to, statements regarding: the prospects of us receiving approval to market AZ-004, our anticipated timing for filing or receiving approval for our New Drug Application for AZ-004, the implications of interim or final results of our clinical trials, the progress of our research programs, including clinical testing, the extent to which our issued and pending patents may protect our products and technology, the potential of such product candidates to lead to the development of commercial products, our anticipated timing for initiation or completion of our clinical trials for our product candidates, our future operating expenses, our future losses, our future expenditures and the sufficiency of our cash resources. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain.
     In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus or documents incorporated by reference will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. You should read this prospectus and the documents incorporated by reference completely and with the understanding that our actual future results may be materially different from what we expect.
     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and our website.

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DETERMINATION OF OFFERING PRICE
     We are not selling any of the common stock that we are registering. The common stock will be sold by the selling stockholders as detailed in this prospectus. Such selling stockholders may sell the common stock at the market price as of the date of sale or a price negotiated in a private sale. Our common stock is currently listed on the NASDAQ Global Market under the symbol “ALXA”.
USE OF PROCEEDS
     The selling stockholders will receive all of the net proceeds from sales of the common stock sold pursuant to this prospectus. However, in the case of warrants issued to the selling stockholders on August 26, 2009, upon exercise of the warrants for cash, the selling stockholders would pay us an exercise price of $2.26 per share of common stock, or an aggregate of $11.3 million if the warrants are exercised in full. We intend to use the net proceeds generated by warrant exercises, if any, for general corporate purposes. We cannot estimate how many, if any, of the warrants will be exercised as a result of this offering. We will bear all costs, expenses and fees in connection with the registration of shares of our common stock to be sold by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any attributable to their respective sales of shares.
DIVIDEND POLICY
     We have never paid cash dividends on our common stock or any other securities. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

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MARKET PRICE OF OUR COMMON STOCK
     Our common stock trades on the NASDAQ Global Market under the symbol “ALXA.” As of August 31, 2009, there were 174 holders of record of our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock.

2009	High	Low
First Quarter	$3.40	$1.40
Second Quarter	3.25	1.50
Third Quarter (through September 8, 2009)	2.90	1.90

2008	High	Low
First Quarter	$8.16	$5.76
Second Quarter	7.55	3.75
Third Quarter	6.20	3.85
Fourth Quarter	4.91	1.16

2007	High	Low
First Quarter	$15.80	$8.52
Second Quarter	12.80	7.86
Third Quarter	10.10	7.11
Fourth Quarter	9.72	7.00

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SELLING STOCKHOLDERS
     This prospectus covers the resale by the selling stockholders of up to 15,000,000 shares of our common stock, including up to 5,000,000 shares issuable upon the exercise of warrants held by such selling stockholders.
     On December 1, 2006, we and Holdings entered into a transaction involving a series of related agreements providing for the financing of additional clinical and nonclinical development of AZ-002, Staccato alprazolam, and AZ-004/AZ-104, Staccato loxapine (the “Programs”). Pursuant to these agreements, Symphony Capital and certain co-investors formed Symphony Allegro and invested $50 million to fund additional clinical and nonclinical development of the Programs, and we exclusively licensed to Symphony Allegro certain intellectual property rights related to the Programs. We retained manufacturing rights to the Programs. We continued to be primarily responsible for the development of the Programs in accordance with a development plan and related development budgets that we agreed to with Holdings.
     In connection with the transaction described above, Holdings granted to us an exclusive purchase option that gave us the right, but not the obligation, to acquire all, but not less than all, of the outstanding equity securities (the “Symphony Allegro Equity Securities”) of Symphony Allegro, which would result in our reacquisition of the intellectual property rights that we licensed to Symphony Allegro (the “Original Purchase Option”). The Original Purchase Option would have been exercisable for a price of $97.5 million as of June 15, 2009, which purchase price would have increased quarterly by a predetermined amount up to $122.5 million if the Original Purchase Option were exercised on December 1, 2010. If not exercised, the Original Purchase Option would have expired on December 1, 2010. The exercise price of the Original Purchase Option could have been paid in cash or in a combination of cash and our common stock, in our sole discretion, provided that the common stock portion could not exceed 40% of the exercise price of the Original Purchase Option or 10% of our common stock issued and outstanding as of the closing of our acquisition of the Symphony Allegro Equity Securities pursuant to the Original Purchase Option. If we paid a portion of the exercise price of the Original Purchase Option in shares of our common stock, we would have been required to register such shares for resale under a resale registration statement pursuant to the terms of a registration rights agreement. In exchange for the Original Purchase Option, we granted Holdings warrants to purchase 2,000,000 shares of our common stock at an exercise price of $9.91 per share pursuant to a warrant purchase agreement, and granted certain registration rights to Holdings pursuant to a registration rights agreement.
     On June 15, 2009, we, Holdings and Symphony Allegro entered into a series of related agreements pursuant to which we agreed to amend the terms of the Original Purchase Option (as so amended, the “Amended Purchase Option”). The Amended Purchase Option gave us the right, but not the obligation, to acquire all, but not less than all, of the Symphony Allegro Equity Securities, resulting in our reacquisition of the intellectual property rights that we licensed to Symphony Allegro. We also exercised such purchase option on June 15, 2009. On August 26, 2009, in connection with the closing of our acquisition of the Symphony Allegro Equity Securities pursuant to the Amended Purchase Option, we (i) issued to the selling stockholders 10,000,000 shares of our common stock and (ii) granted the selling stockholders, pursuant to a Warrant Purchase Agreement, dated June 15, 2009, between us and Holdings, warrants to purchase an aggregate of 5,000,000 shares of our common stock, at an exercise price of $2.26 per share (the “Warrants”). The Warrants are exercisable for a term of five years from the date of issuance. The warrants to purchase 2,000,000 shares issued initially to Holdings on December 1, 2006 described above were cancelled concurrently with the issuance of the Warrants. We have agreed to provide certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the 10,000,000 shares of our common stock issued upon the closing of our acquisition of the Symphony Allegro Equity Securities pursuant to the Amended Purchase Option and the 5,000,000 shares of our common stock issuable upon exercise of the Warrants pursuant to the Amended and Restated Registration Rights Agreement, dated as of June 15, 2009, between us and Holdings. In addition, Holdings is entitled to receive payments from us equal to specified percentages of certain upfront, milestone, royalty, profit sharing or similar payments received by us in respect of any agreement or arrangement with any third party with respect to the development and/or commercialization of the Programs.
     In connection with the closing of our acquisition of the Symphony Allegro Equity Securities pursuant to the Amended Purchase Option, we, Holdings, Symphony Capital and Symphony Strategic Partners (collectively with Holdings and Symphony Capital, the “Symphony Parties”) entered into an agreement pursuant to which we agreed

25.

to nominate and use our commercially reasonable efforts to cause to be elected and cause to remain as a director on our board of directors one individual designated by the Symphony Parties, for so long as the Symphony Parties and their affiliates beneficially own more than 10% of our total outstanding shares of common stock. The Symphony Parties also agreed, for so long as the Symphony Parties and their affiliates beneficially own more than 10% of our total outstanding shares of common stock, to certain limitations on their ability to acquire additional Alexza securities, vote their shares or take certain actions intended to influence control of us.
     The table sets forth, as of September 9, 2009, (i) the name of each selling stockholder, (ii) the number of shares of our common stock beneficially owned by each selling stockholder, (iii) the maximum number of shares of our common stock that each selling stockholder can sell pursuant to this prospectus assuming the exercise of all warrants held, (iv) the number of shares of our common stock that will be beneficially owned by each selling stockholder assuming all of the shares they are offering pursuant to this prospectus are sold, and (v) the percentage ownership of our outstanding common stock that each selling stockholder will hold after the offering.
     Although we have assumed for purposes of the table that each selling stockholder will sell all of the shares offered by this prospectus, we are unaware of any present intent to sell such shares and can give no assurance as to the actual number of shares that will be sold, if any.

	Number of
	Shares of		Number of
	Common	Maximum	Shares
	Stock	Number of	of Common Stock
	Beneficially	Shares of	Beneficially	Percentage
	Owned Before	Common	Owned After	Ownership
	Offering	Stock to be	the	After
Name of Selling Stockholder	(1)(2)	Offered (2)	Offering (3)	Offering
Symphony Capital Partners, L.P.	9,421,114	9,421,114	0	*

Symphony Strategic Partners, LLC	664,886	664,886	0	*

Howard Hughes Medical Institute	1,954,147	1,395,000	559,147	1.3%

Stormlaunch & Co. for the benefit of Morgan Stanley Private Markets Fund III LP	1,116,000	1,116,000	0	*

Sailorshell & Co. for the benefit of Morgan Stanley AIP Global Diversified Fund LP	502,200	502,200	0	*

Mellon Bank, N.A. as Trustee of the Weyerhaeuser Company Master Retirement Trust	627,750	627,750	0	*

Sailorpier & Co. for the benefit of Aurora Cayman Limited	195,300	195,300	0	*

26.

	Number of
	Shares of		Number of
	Common	Maximum	Shares
	Stock	Number of	of Common Stock
	Beneficially	Shares of	Beneficially	Percentage
	Owned Before	Common	Owned After	Ownership
	Offering	Stock to be	the	After
Name of Selling Stockholder	(1)(2)	Offered (2)	Offering (3)	Offering
Nuclear Electric Insurance Ltd.	111,600	111,600	0	*

Factory Mutual Insurance Company	111,600	111,600	0	*

Stormbay & Co. for the benefit of Vijverpoort Huizen C.V.	83,700	83,700	0	*

Stormstar & Co. for the benefit of Morgan Stanley Private Markets Fund Employee Investors III LP	41,850	41,850	0	*

Northlight Fund LP	279,000	279,000	0	*

RRD International, LLC	450,000	450,000	0	*

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock which can be acquired under options or warrants that are currently exercisable, or which will become exercisable no later than 60 days after September 9, 2009, are deemed outstanding for the purposes of computing the percentage of the person holding such options or warrants, but not deemed outstanding for the purposes of computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown beneficially owned by them.

(2)	Includes all shares issuable upon the exercise of warrants without regard to restrictions on exercise.

(3)	Assumes sale of all shares available for sale under this prospectus and no further acquisitions of shares by the selling stockholders.

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PLAN OF DISTRIBUTION
     We are registering the shares of our common stock offered in this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of our common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholders will pay any brokerage commissions and similar selling expenses attributable to the sale of the shares. We will pay other expenses relating to the preparation, updating and filing of this registration statement. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, in the case of warrants issued to the selling stockholders on August 26, 2009, upon a cash exercise of the warrants by the selling stockholders, we will receive the exercise price of $2.26 per share of our common stock exercised. If the warrants are exercised in a cashless exercise, we will not receive any proceeds from the exercise of the warrants.
     These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.
     The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein, some of which may or may not involve broker-dealers acting as agent or principal:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock, from time to time, under this prospectus or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, by amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

28.

     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The aggregate proceeds to the selling stockholders from the sale of our common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.
     The selling stockholders may effect transactions by selling shares of our common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).
     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act, the Exchange Act and state securities laws, relating to the registration of the shares offered by this prospectus.
     We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement that contains this prospectus and (ii) the date on which the selling stockholders may sell all of the shares without restriction pursuant to Rule 144.
     The selling stockholders and any broker dealers that act in connection with the sale of the shares might be deemed to be “underwriters” as the term is defined in Section 2(11) of the Securities Act. Consequently, any commissions received by these broker dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the

29.

selling stockholders may be deemed to be “underwriters” as defined in Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.
     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

30.

VALIDITY OF COMMON STOCK
     The validity of our common stock being offered hereby will be passed upon for us by Cooley Godward Kronish LLP, Broomfield, Colorado.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Current Report on Form 8-K dated September 9, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Alexza. The SEC’s Internet site can be found at http://www.sec.gov.
     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC (Commission File No. 000-51820):
     The following documents filed with the SEC are incorporated by reference in this prospectus:
•	Our current report on Form 8-K, filed with the SEC on January 20, 2009.

•	Our current report on Form 8-K, filed with the SEC on January 26, 2009.

•	Our current report on Form 8-K, filed with the SEC on February 2, 2009.

•	Our current report on Form 8-K, filed with the SEC on February 24, 2009.

•	Our current report on Form 8-K, filed with the SEC on February 26, 2009.

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 10, 2009.

•	Our definitive proxy statement on Schedule 14A, filed with the SEC on March 27, 2009.

•	Our current report on Form 8-K, filed with the SEC on March 27, 2009.

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009.

•	Our current report on Form 8-K, filed with the SEC on June 15, 2009.

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•	Our amendment to quarterly report on Form 10-Q/A for the quarter ended March 31, 2009, filed with the SEC on June 19, 2009.

•	Our amendment to current report on Form 8-K/A, filed with the SEC on June 26, 2009.

•	Our amendment to current report on Form 8-K/A, filed with the SEC on June 26, 2009.

•	Our definitive proxy statement on Schedule 14A, filed with the SEC on July 27, 2009.

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 5, 2009.

•	Our current report on Form 8-K, filed with the SEC on August 26, 2009.

•	Our current report on Form 8-K, filed with the SEC on September 9, 2009.

•	The description of our common stock set forth in our registration statement on Form S-1, filed with the SEC on December 22, 2005, including any amendments thereto or reports filed for the purpose of updating this transaction.
     Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.
     We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Alexza Pharmaceuticals, Inc., Attention: Corporate Secretary, 2091 Stierlin Court, Mountain View, California 94043. Our phone number is (650) 944-7000. In addition, all of the documents incorporated by reference into this prospectus may be accessed via the Internet at our website: http://www.alexza.com.

32.

15,000,000 Shares
Alexza Pharmaceuticals, Inc.
Common Stock

PROSPECTUS

, 2009

PART II
Information Not Required In Prospectus
Item 13. Other Expenses of Issuance and Distribution.
     The following table sets forth all expenses to be paid by the Registrant, other than the underwriting discounts and commissions payable by the Registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee.

AMOUNT
TO BE
PAID
SEC registration fee	$2,151
Legal fees and expenses	45,000
Accounting fees and expenses	25,000
Miscellaneous expenses	5,000

Total	$77,151

Item 14. Indemnification of Directors and Officers.
     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s certificate of incorporation and bylaws provide that the Registrant will indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant has entered into indemnification agreements with its directors and officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in the Registrant’s certificate of incorporation and bylaws and the indemnification agreement entered into between the Registrant and its directors may be sufficiently broad to permit indemnification of its officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. The Registrant also maintains director and officer liability insurance to insure its directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.
Item 15. Recent Sales of Unregistered Securities and Use of Proceeds.
Recent Sales of Unregistered Equity Securities
Between February 10, 2009, and March 27, 2009, the Registrant issued an aggregate of 14,699 shares of common stock that were not registered under the Securities Act to employees pursuant to the exercise of stock options for cash consideration with aggregate exercise proceeds of approximately $18,800. As previously disclosed in “Risk Factors” above, the Registrant failed to timely file a current report on Form 8-K in February 2009. As a result of the failure to timely file the report, the Registrant’s registration statement on Form S-8 was unavailable for registration of the shares issued pursuant to the option exercises described above at the time of the exercises. Consequently, the Registrant may be deemed to have inadvertently failed to register these shares. The failure to register the shares issued pursuant to the option exercises was inadvertent, and the Registrant has treated the shares issued under the option plan as outstanding for financial reporting purposes. Consequently, the unregistered transactions do not represent additional dilution. In addition, the Registrant believes that it has provided the employees exercising the options with the same information they would have received if the registration statement had been available at the time of exercise.
On August 26, 2009, the Registrant issued 10,000,000 shares of common stock and warrants to purchase 5,000,000 shares of common stock at an exercise price of $2.26 per share to Symphony Capital, Symphony Strategic Partners and certain other investors of Holdings in connection with the Registrant’s acquisition of the Symphony Allegro Equity Securities from Holdings. These entities are collectively referred to as the selling stockholders. The warrants are exercisable for a term of five years from the date of issuance. The number of shares for which the warrants are exercisable and the associated exercise prices are subject to certain adjustments as set forth in the warrants. In addition, upon certain changes in control of the Registrant, the holder must either exercise the warrant or surrender the warrant for a new warrant exercisable in return for shares of common stock of the surviving entity. These shares of common stock and warrants were issued pursuant to the exemption from the registration requirements of the Securities Act afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder, as a transaction not involving a public offering. Pursuant to a registration rights agreement with Holdings, the Registrant is obligated to file with the SEC a registration statement for these shares of common stock and the shares of common stock underlying the warrants and to use commercially reasonable efforts to cause the SEC to declare the registration statement effective and to keep the registration statement effective.
Use of Proceeds from the Sale of Registered Securities
None.

Item 16. Exhibits.
EXHIBIT INDEX

Exhibit
Number	Description of Document

3.5	Restated Certificate of Incorporation(1)

3.7	Amended and Restated Bylaws(1)

3.8	Amendment to Amended and Restated Bylaws(5)

4.1	Specimen Common Stock Certificate(1)

4.2	Second Amended and Restated Investors’ Rights Agreement between Registrant and certain holders of Preferred Stock dated November 5, 2004(1)

5.1w	Opinion of Cooley Godward Kronish LLP

10.2	Form of Director/Officer Indemnification Agreement entered into between Registrant and each of its directors and officers(9)*

10.3	Form of Change of Control Agreement(13)*

10.4	2005 Equity Incentive Plan(8)*

10.5	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Equity Incentive Plan(1)*

10.6	2005 Non-Employee Directors’ Stock Option Plan(1)

10.7	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Non-Employee Directors’ Stock Option Plan(1)

10.8	2005 Employee Stock Purchase Plan(1)*

10.9	Form of Offering Document to 2005 Employee Stock Purchase Plan(1)*

10.10	Lease between Registrant and California Pacific Commercial Corporation dated March 20, 2002(1)

10.11	First Amendment to Lease between Registrant and California Pacific Commercial Corporation dated May 8, 2003(1)

10.12	Second Amendment to Lease between Registrant and California Pacific Commercial Corporation dated February 11, 2005(1)

10.13	Development Agreement between Registrant and Autoliv ASP, Inc. dated October 3, 2005(1)

10.14	Loan and Security Agreement between Registrant and Silicon Valley Bank dated March 20, 2002, as amended on January 7, 2003, September 3, 2003, March 18, 2004 and May 16, 2005(1)

10.15	Master Security Agreement between Registrant and General Electric Capital Corporation dated May 17, 2005, as amended on May 18, 2005(1)

10.16	Promissory Note between Registrant and General Electric Capital Corporation dated June 15, 2005(1)

10.17	Promissory Note between Registrant and General Electric Capital Corporation dated August 24, 2005(1)

10.20	Warrant to Purchase shares of Series B Preferred Stock issued to Silicon Valley Bank dated March 20, 2002(1)

10.21	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated January 7, 2003, as amended on March 4, 2003(1)

10.22	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated September 19, 2003(1)

10.23	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated April 7, 2004(1)

10.24	Lease Agreement between the Brittania, LLC and the Registrant dated August 25, 2006(2)

Exhibit
Number	Description of Document

10.26†	Purchase Option Agreement by and among Symphony Allegro Holdings LLC and Symphony Allegro, Inc. and Registrant dated December 1, 2006(2)

10.27	Warrant Purchase Agreement between Symphony Allegro Holdings LLC and Registrant dated December 1, 2006(2)

10.28	Warrant to Purchase shares of Common Stock issued to Symphony Allegro Holdings LLC dated December 1, 2006(2)

10.29†	Amended and Restated Research and Development Agreement by and among Symphony Allegro Holdings LLC and Symphony Allegro, Inc. and Registrant dated December 1, 2006(2)

10.30	Registration Rights Agreement between Symphony Allegro Holdings LLC and Registrant dated December 1, 2006(2)

10.31†	Novated and Restated Technology License Agreement by and among Symphony Allegro Holdings LLC and Symphony Allegro, Inc. and Registrant dated December 1, 2006(2)

10.32	Confidentiality Agreement by and among Symphony Allegro Holdings LLC and Symphony Allegro, Inc. and Registrant dated December 1, 2006(2)

10.33	2007 Performance Bonus Program(2)*

10.34	First Amendment to Lease between Britannia Hacienda VIII LLC and the Registrant dated May 4, 2007(3)

10.35†	Second Amendment to Lease between Britannia Hacienda VIII LLC and the Registrant dated August 28, 2007(4)

10.36†	Manufacturing and Supply Agreement between Registrant and Autoliv ASP, Inc., dated November 2, 2007(5)

10.38	Offer Letter between the Registrant and Michael Simms, dated January 23, 2008(5)*

10.39	Stock and Warrant Purchase Agreement between Registrant and Biomedical Investment Fund Pte Ltd., dated March 26, 2008(6)

10.40	Warrant to Purchase shares of Common Stock issued to Biomedical Investment Fund Pte Ltd. dated March 27, 2008(6)

10.41	Common Stock Purchase Agreement between Registrant and Azimuth Opportunity Ltd. dated March 31, 2008(7)

10.42	Form of Notice of Grant of Award and Stock Unit Award Agreement to 2005 Equity Incentive Plan(13)*

10.43	2006 Performance Bonus Program(10)*

10.44	2008 Performance Bonus Program(11)*

10.45	2009-2010 Performance Based Incentive Program(12)*

10.46	Severance Agreement and Release Agreement between the Registrant and Anthony Tebbutt, dated February 6, 2009 and February 17, 2009, respectively(14)*

10.47†	Amended and Restated Purchase Option Agreement by and among Registrant, Symphony Allegro Holdings LLC and Symphony Allegro, Inc. dated June 15, 2009(15)

10.48	Warrant Purchase Agreement between Registrant and Symphony Allegro Holdings LLC dated June 15, 2009(15)

10.49	Amended and Restated Registration Rights Agreement between the Registrant and Symphony Allegro Holdings LLC dated June 15, 2009(15)

10.50	Form of Amendment to Change of Control Agreement(16)*

10.51	Form of Warrants to Purchase shares of Common Stock dated August 26, 2009(17)

10.52	Letter Agreement among the Company, Symphony Allegro Holdings LLC, Symphony Capital Partners, L.P. and Symphony Strategic Partners, LLC dated August 26, 2009(17)

14.1	Alexza Pharmaceuticals, Inc. Code of Business Conduct for Employees, Executive Officers and Directors(2)

21.1w	Subsidiaries of Registrant

Exhibit
Number	Description of Document

23.1w	Consent of Independent Registered Public Accounting Firm

23.2w	Consent of Cooley Godward Kronish LLP (Included in Exhibit 5.1)

24.1w	Power of Attorney included on the signature pages hereto

*	Management contract or compensation plan or arrangement.

w	Filed herein

†	Confidential treatment has been granted with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.

(1)	Incorporated by reference to exhibits to our Registration Statement on Form S-1 filed on December 22, 2005, as amended (File No. 333-130644)

(2)	Incorporated by reference to our Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 29, 2007.

(3)	Incorporated by reference to our Quarterly Report on Form 10-Q (File No. 000-51820) as filed with the SEC on August 13, 2007

(4)	Incorporated by reference to our Quarterly Report on Form 10-Q (File No. 000-51820) as filed with the SEC on November 1, 2007

(5)	Incorporated by reference to our Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 17, 2008

(6)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on March 17, 2008

(7)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on March 31, 2008

(8)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on May 30, 2008.

(9)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on July 14, 2008.

(10)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on June 5, 2006.

(11)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on April 16, 2008.

(12)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on February 24, 2009, as amended by Amendment No. 1 thereto as filed with the SEC on June 26, 2009.

(13)	Incorporated by reference to our Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 10, 2009.

(14)	Incorporated by reference to our Quarterly Report on Form 10-Q (File No. 000-51820) as filed with the SEC on May 11, 2009.

(15)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on June 15, 2009, as amended by Amendment No. 1 thereto as filed with the SEC on June 26, 2009.

(16)	Incorporated by reference to our Quarterly Report on Form 10-Q (File No. 000-51820) as filed with the SEC on August 5, 2009.

(17)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on August 26, 2009.

Item 17. Undertakings
     The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) to include any prospectus required by section 10(a)(3) of the Securities Act;
          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on the 9th day of September, 2009.

ALEXZA PHARMACEUTICALS, INC.

By:	/s/ Thomas B. King Thomas B. King President and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE POWER OF ATTORNEY PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas B. King and August J. Moretti, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Thomas B. King Thomas B. King	President, Chief Executive Officer and Director (Principal Executive Officer)	September 9, 2009

/s/ August J. Moretti August J. Moretti	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 9, 2009

/s/ Hal V. Barron Hal V. Barron	Director	September 9, 2009

/s/ Samuel D. Colella Samuel D. Colella	Director	September 9, 2009

/s/ Alan D. Frazier Alan D. Frazier	Director	September 9, 2009

/s Deepika R. Pakianathan Deepika R. Pakianathan	Director	September 9, 2009

/s/ J. Leighton Read J. Leighton Read	Director	September 9, 2009

/s/ Gordon Ringold Gordon Ringold	Director	September 9, 2009

/s/ Isaac Stein Isaac Stein	Director	September 9, 2009

EXHIBIT INDEX

Exhibit
Number	Description of Document

3.5	Restated Certificate of Incorporation(1)

3.7	Amended and Restated Bylaws(1)

3.8	Amendment to Amended and Restated Bylaws(5)

4.1	Specimen Common Stock Certificate(1)

4.2	Second Amended and Restated Investors’ Rights Agreement between Registrant and certain holders of Preferred Stock dated November 5, 2004(1)

5.1w	Opinion of Cooley Godward Kronish LLP

10.2	Form of Director/Officer Indemnification Agreement entered into between Registrant and each of its directors and officers(9)*

10.3	Form of Change of Control Agreement(13)*

10.4	2005 Equity Incentive Plan(8)*

10.5	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Equity Incentive Plan(1)*

10.6	2005 Non-Employee Directors’ Stock Option Plan(1)

10.7	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Non-Employee Directors’ Stock Option Plan(1)

10.8	2005 Employee Stock Purchase Plan(1)*

10.9	Form of Offering Document to 2005 Employee Stock Purchase Plan(1)*

10.10	Lease between Registrant and California Pacific Commercial Corporation dated March 20, 2002(1)

10.11	First Amendment to Lease between Registrant and California Pacific Commercial Corporation dated May 8, 2003(1)

10.12	Second Amendment to Lease between Registrant and California Pacific Commercial Corporation dated February 11, 2005(1)

10.13	Development Agreement between Registrant and Autoliv ASP, Inc. dated October 3, 2005(1)

10.14	Loan and Security Agreement between Registrant and Silicon Valley Bank dated March 20, 2002, as amended on January 7, 2003, September 3, 2003, March 18, 2004 and May 16, 2005(1)

10.15	Master Security Agreement between Registrant and General Electric Capital Corporation dated May 17, 2005, as amended on May 18, 2005(1)

10.16	Promissory Note between Registrant and General Electric Capital Corporation dated June 15, 2005(1)

10.17	Promissory Note between Registrant and General Electric Capital Corporation dated August 24, 2005(1)

10.20	Warrant to Purchase shares of Series B Preferred Stock issued to Silicon Valley Bank dated March 20, 2002(1)

10.21	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated January 7, 2003, as amended on March 4, 2003(1)

10.22	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated September 19, 2003(1)

10.23	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated April 7, 2004(1)

10.24	Lease Agreement between the Brittania, LLC and the Registrant dated August 25, 2006(2)

10.26†	Purchase Option Agreement by and among Symphony Allegro Holdings LLC and Symphony Allegro, Inc. and Registrant dated December 1, 2006(2)

Exhibit
Number	Description of Document

10.27	Warrant Purchase Agreement between Symphony Allegro Holdings LLC and Registrant dated December 1, 2006(2)

10.28	Warrant to Purchase shares of Common Stock issued to Symphony Allegro Holdings LLC dated December 1, 2006(2)

10.29†	Amended and Restated Research and Development Agreement by and among Symphony Allegro Holdings LLC and Symphony Allegro, Inc. and Registrant dated December 1, 2006(2)

10.30	Registration Rights Agreement between Symphony Allegro Holdings LLC and Registrant dated December 1, 2006(2)

10.31†	Novated and Restated Technology License Agreement by and among Symphony Allegro Holdings LLC and Symphony Allegro, Inc. and Registrant dated December 1, 2006(2)

10.32	Confidentiality Agreement by and among Symphony Allegro Holdings LLC and Symphony Allegro, Inc. and Registrant dated December 1, 2006(2)

10.33	2007 Performance Bonus Program(2)*

10.34	First Amendment to Lease between Britannia Hacienda VIII LLC and the Registrant dated May 4, 2007(3)

10.35†	Second Amendment to Lease between Britannia Hacienda VIII LLC and the Registrant dated August 28, 2007(4)

10.36†	Manufacturing and Supply Agreement between Registrant and Autoliv ASP, Inc., dated November 2, 2007(5)

10.38	Offer Letter between the Registrant and Michael Simms, dated January 23, 2008(5)*

10.39	Stock and Warrant Purchase Agreement between Registrant and Biomedical Investment Fund Pte Ltd., dated March 26, 2008(6)

10.40	Warrant to Purchase shares of Common Stock issued to Biomedical Investment Fund Pte Ltd. dated March 27, 2008(6)

10.41	Common Stock Purchase Agreement between Registrant and Azimuth Opportunity Ltd. dated March 31, 2008(7)

10.42	Form of Notice of Grant of Award and Stock Unit Award Agreement to 2005 Equity Incentive Plan (13)*

10.43	2006 Performance Bonus Program(10)*

10.44	2008 Performance Bonus Program(11)*

10.45	2009-2010 Performance Based Incentive Program(12)*

10.46	Severance Agreement and Release Agreement between the Registrant and Anthony Tebbutt, dated February 6, 2009 and February 17, 2009, respectively(14)*

10.47†	Amended and Restated Purchase Option Agreement by and among Registrant, Symphony Allegro Holdings LLC and Symphony Allegro, Inc. dated June 15, 2009(15)

10.48	Warrant Purchase Agreement between Registrant and Symphony Allegro Holdings LLC dated June 15, 2009(15)

10.49	Amended and Restated Registration Rights Agreement between the Registrant and Symphony Allegro Holdings LLC dated June 15, 2009(15)

10.50	Form of Amendment to Change of Control Agreement(16)*

10.51	Form of Warrants to Purchase shares of Common Stock dated August 26, 2009(17)

10.52	Letter Agreement among the Company, Symphony Allegro Holdings LLC, Symphony Capital Partners, L.P. and Symphony Strategic Partners, LLC dated August 26, 2009(17)

14.1	Alexza Pharmaceuticals, Inc. Code of Business Conduct for Employees, Executive Officers and Directors(2)

21.1w	Subsidiaries of Registrant

23.1w	Consent of Independent Registered Public Accounting Firm

23.2w	Consent of Cooley Godward Kronish LLP (Included in Exhibit 5.1)

Exhibit
Number	Description of Document

24.1w	Power of Attorney included on the signature pages hereto

*	Management contract or compensation plan or arrangement.

w	Filed herein

†	Confidential treatment has been granted with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.

(1)	Incorporated by reference to exhibits to our Registration Statement on Form S-1 filed on December 22, 2005, as amended (File No. 333-130644)

(2)	Incorporated by reference to our Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 29, 2007.

(3)	Incorporated by reference to our Quarterly Report on Form 10-Q (File No. 000-51820) as filed with the SEC on August 13, 2007

(4)	Incorporated by reference to our Quarterly Report on Form 10-Q (File No. 000-51820) as filed with the SEC on November 1, 2007

(5)	Incorporated by reference to our Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 17, 2008

(6)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on March 17, 2008

(7)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on March 31, 2008

(8)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on May 30, 2008.

(9)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on July 14, 2008.

(10)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on June 5, 2006.

(11)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on April 16, 2008.

(12)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on February 24, 2009, as amended by Amendment No. 1 thereto as filed with the SEC on June 26, 2009.

(13)	Incorporated by reference to our Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 10, 2009.

(14)	Incorporated by reference to our Quarterly Report on Form 10-Q (File No. 000-51820) as filed with the SEC on May 11, 2009.

(15)	Incorporated by reference to our Amendment No. 1 to Current Report on Form 8-K/A (File No. 000-51820) as filed with the SEC on June 26, 2009.

(16)	Incorporated by reference to our Quarterly Report on Form 10-Q (File No. 000-51820) as filed with the SEC on August 5, 2009.

(17)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on August 26, 2009.